Citation:  The United Mexican States v. Metalclad Corporation
      Date: 20010502
      2001 BCSC 664
      Docket: L002904
      Registry: Vancouver


                 IN THE SUPREME COURT OF BRITISH COLUMBIA




      BETWEEN: THE UNITED MEXICAN STATES                        PETITIONER


      AND:

      METALCLAD CORPORATION                                     RESPONDENT


      AND:

      ATTORNEY GENERAL OF CANADA AND
      LA PROCUREURE GENERALE DU QUEBEC
      ON BEHALF OF THE PROVINCE OF QUEBEC
                                                               INTERVENORS











                           REASONS FOR JUDGMENT

                                  OF THE

                       HONOURABLE MR. JUSTICE TYSOE








      Counsel for the Petitioner:Patrick G. Foy, Q.C.,
      J. Christopher Thomas
      And Robert J.C. Dean

      Counsel for the Respondent: D. Geoffrey Cowper, Q.C.
      Henri C.A. Alvarez,
      B.J. Greenberg
      and M.D. Parrish

      Counsel for the Intervenor, Attorney General of Canada:
      Joseph C. de Pencier

      Counsel for the Intervenor, La Procureure general du Quebec on behalf of the Province of Quebec:
      Jack M. Giles, Q.C.
      and Victoria Colvin

      Dates and place of hearing:
      February 19 - 23, 26 - 28
      and March 1 - 2, 2001
      Vancouver, B.C.


                            TABLE OF CONTENTS

      HEADING:                                             PARAGRAPH NO.:

      INTRODUCTION                                              1

      UNDERLYING FACTS                                          2

      NAFTA PROVISIONS                                         19

      THE AWARD                                                23
      (a) Applicable Law                                       24
      (b) Fair and Equitable Treatment                         27
      (c) Expropriation - Pre Ecological Decree                31
      (d) Expropriation - Post Ecological Decree               34
      (e) Damages                                              37

      APPLICABLE STATUTE                                       39

      STANDARD OF REVIEW                                       50

      ARTICLE 1105 - MINIMUM STANDARD                          57

      ARTICLE 1110 - PRE-ECOLOGICAL DECREE                     77

      ARTICLE 1110 - POST-ECOLOGICAL DECREE                    81
      (a) Consideration of the Ecological Decree               86
      (b) Beyond the Scope of Submission                       92
      (c) Patently Unreasonable Error                          96
      (d) Conclusion                                          105

      METALCLAD'S IMPROPER ACTS                               106
      (a) Corruption                                          110
      (b) Excess Damage Claim                                 113
      (c) Conclusion                                          118

      FAILURE TO ADDRESS ALL QUESTIONS                        119

      CONCLUSION                                              133





INTRODUCTION

[1] This proceeding involves a challenge by the Petitioner, the United Mexican States, ("Mexico") of an arbitration award (the "Award") issued on August 30, 2000 by a tribunal (the "Tribunal") constituted under Chapter 11 of the North American Free Trade Agreement ("NAFTA") between the United States of America, Mexico and Canada (the "Parties" or the "NAFTA Parties"). In the Award, the Tribunal granted damages in the amount of $16,685,000 (U.S.) against Mexico in favour of the Respondent, Metalclad Corporation ("Metalclad"), an American corporation established under the laws of the State of Delaware. Mexico seeks to set aside the Award. The matter comes before this Court because the place of the arbitration was designated to be Vancouver, B.C.

UNDERLYING FACTS

[2] I will set out the underlying facts which are not disputed. In a proceeding of this nature, it would not be appropriate for this Court to make its own findings of fact and I do not purport to make any such findings. I am not endeavouring to set out all of the facts. Instead, I will review the core undisputed facts in order to give the reader the general framework of circumstances. I will refer to further facts or allegations during my discussion of the issues to the extent it is required to deal with the issues.

[3] The subject matter of the Award is a site (the "Site") in La Pedrera, a valley located within the municipality of Guadalcazar (the "Municipality"), in the State of San Luis Potosi (the "State of SLP"), Mexico. The Site is approximately 70 kilometres away from the city of Guadalcazar and approximately 800 people live within 10 kilometres of it.

[4] The Site has been owned at all material times by a company incorporated under the laws of Mexico, Confinamiento Tecnico de Residous Industriales, S.A. de C.V. ("COTERIN"), or its shareholders. The Site and COTERIN were initially owned by Mexican nationals who sold COTERIN to a subsidiary of Metalclad in 1993 (at which time ownership of the Site was transferred into COTERIN). To be consistent with the approach utilized in the Award, a reference in these Reasons for Judgment to Metalclad after 1993 will include COTERIN; although COTERIN may have taken an action in question, Metalclad was the operating mind and decision maker for COTERIN.

[5] COTERIN began operating a hazardous waste transfer station at the Site in 1990 pursuant to an authority granted by the federal government of Mexico. However, 20,000 tons of waste were not transferred from the Site and were deposited on the Site without treatment or separation. The federal government of Mexico ordered the closure of the transfer station on September 26, 1991 and this closure remained in effect until February 1996.

[6] COTERIN applied to the Municipality for a permit to construct a hazardous waste landfill at the Site in 1991. The application was refused at the time and the refusal was confirmed when a newly elected municipal government came into office in 1992.

[7] In 1993, COTERIN received three permits in respect of a hazardous waste landfill at the Site. Two of the permits were environmental impact authorizations issued by the National Institute of Ecology, an agency of Mexico's Secretariat of the Environment, National Resources and Fishing (the "Secretariat of the Environment"), in respect of the construction and operation of the landfill. The third permit was a land use permit issued by the State of SLP.

[8] In April 1993, Metalclad entered into an option agreement to purchase COTERIN. The option agreement (as amended) provided that the payment of the purchase price was subject to, among other things, the condition that either (a) a municipal permit was issued to COTERIN or (b) COTERIN had received a definitive judgment from the Mexican courts that a municipal permit was not required for the construction of the landfill. Metalclad completed its purchase of COTERIN without either of these conditions being satisfied (although Metalclad alleged in the arbitration, and the Tribunal found, that Mexican federal officials had assured Metalclad that COTERIN had all the authorities required to undertake the landfill project).

[9] COTERIN commenced construction activities at the Site in the absence of a municipal construction permit. After the construction began, COTERIN received a further construction permit from the federal authorities; it was issued in January 1995 and authorized the construction of the final aspects of the facility.

[10] On October 26, 1994, the Municipality issued a stop work order due to the absence of a municipal permit. COTERIN made application for a municipal construction permit on November 15, 1994. The Municipality officially denied this application over a year later, on December 5, 1995.

[11] In the meantime, COTERIN continued with construction of the landfill facility at the Site. It was completed by March 1995. On March 10, 1995, COTERIN held an opening or facility tour and demonstrators blockaded the Site for several hours. The landfill facility was not actually opened and it has not subsequently been operated.

[12] Metalclad entered into further negotiations with federal authorities regarding the operation of the landfill facility. The negotiations resulted in an agreement called the Convenio. It was entered into by Metalclad on November 25, 1995 with two sub-agencies of the Secretariat of the Environment. The Covenio contained numerous provisions, the most important of which were that Metalclad would be permitted to operate the landfill for an initial period of five years and that it would remediate the previous contamination during the first three years of this period. After the Convenio was entered into, the federal authorities issued a further permit to COTERIN; it was issued in February 1996 and increased the annual permitted capacity of the facility from 36,000 tons to 360,000 tons.

[13] It was shortly after the Convenio was entered into that the Municipality formally denied COTERIN's application for a construction permit on December 5, 1995. The considerations taken into account by the municipal council in denying the application were that (i) COTERIN had been denied a construction permit in 1991/2, (ii) COTERIN had commenced construction before applying for the permit and finished the construction while the permit application was pending, (iii) there were environmental concerns and (iv) a great number of the Municipality's inhabitants were opposed to the granting of the permit.

[14] The Municipality then challenged the Convenio by first making an administrative complaint to the Secretariat of the Environment and by subsequently filing a writ of amparo with the Federal Court in January 1996. In the amparo proceeding, the Municipality obtained an injunction in respect of the Convenio in February 1996. The amparo proceeding was ultimately dismissed in May 1999 on the basis that such a proceeding was not available to a municipal body (as opposed to a private person) for the purpose of challenging a decision of another level of government and that the proper method for the Municipality to have challenged the Convenio was a proceeding called a Constitutional Controversy.

[15] COTERIN requested the Municipality to reconsider the application for a construction permit but the Municipality rejected the request in April 1996. COTERIN then filed a writ of amparo in a Mexican federal court in respect of the Municipality's refusal to issue a permit. The proceeding was dismissed without a hearing of the merits on the basis that COTERIN had not exhausted its administrative remedies. COTERIN appealed to the Mexican Supreme Court but subsequently abandoned its appeal as a sign of good faith to the Municipality for the purpose of negotiations.

[16] Further negotiations were not fruitful and Metalclad delivered a Notice of Intent to Submit a Claim to Arbitration under Article 1119 of the NAFTA to Mexico in October 1996. It commenced the arbitration proceeding by filing a Notice of Claim in January 1997 with the Secretariat of the International Centre for Settlement of Investment Disputes ("ICSID"). Article 1120 of the NAFTA gives a choice of three sets of arbitration rules to govern the arbitration and Metalclad selected the Additional Facility Rules of ICSID (which are properly called the Arbitration (Additional Facility) Rules).

[17] After the arbitration proceeding was underway, but before the hearing in the arbitration was held, the Governor of the State of SLP issued an ecological decree (the "Ecological Decree") on September 20, 1997, which was three days prior to the expiry of the Governor's term. The Ecological Decree declared an area of 188,758 hectares within the Municipality, which included the Site, to be an ecological preserve for the stated purpose of protecting species of cacti.

[18] A three person tribunal was constituted as the Tribunal to decide the arbitration. It was proposed by the Tribunal, and agreed by the parties, that the place of the arbitration would be Vancouver, B.C. Written witness statements and submissions were exchanged, and an oral hearing took place before the Tribunal between August 30 and September 9, 1999 in Washington D.C. Further written submissions were filed and the Tribunal rendered the Award on August 30, 2000.




NAFTA PROVISIONS

[19] A review of some of the provisions of the NAFTA will assist in understanding the Award. Paragraph 1 of Article 1116 gives the right to investors to submit certain disputes to arbitration:

  An investor of a Party may submit to arbitration under this Section a claim that another Party has breached an obligation under:

    (a) Section A [of Chapter 11] or Article 1503(2) (State Enterprises), or

    (b) Article 1502(3)(a) (Monopolies and State Enterprises) where the monopoly has acted in a manner inconsistent with the Party's obligations under Section A and that the investor has incurred loss or damage by reason of, or arising out of, that breach.

[20] Section A of Chapter 11 is comprised of Articles 1101 through 1114. Metalclad asserted in the arbitration that Mexico had violated Articles 1105 and 1110, both of which are contained in Section A. Paragraph 1 of
Article 1105 reads as follows:

  Each Party shall accord to investments of investors of another Party treatment in accordance with international law, including fair and equitable treatment and full protection and security.

Paragraph 1 of Article 1110 reads as follows:

  No Party may directly or indirectly nationalize or expropriate an investment of an investor of another Party in its territory or take a measure tantamount to nationalization or expropriation of such an investment ("expropriation"), except:

    (a) for a public purpose;

    (b) on a non-discriminatory basis;

    (c) in accordance with due process of law and Article 1105(1); and

    (d) on payment of compensation in accordance with paragraphs 2 through 6.

The term "measure" is defined in Article 201 to include "any law, regulation, procedure, requirement or practice".

[21] Article 102 sets out the objectives of the NAFTA. Paragraph 1 reads, in part, as follows:

  The objectives of this Agreement, as elaborated more specifically through its principles and rules, including national treatment, most-favored-nation treatment and transparency, are to:

  ...

    (c) increase substantially investment opportunities in the territories of the Parties ...

Paragraph 2 of Article 102 reads as follows:

  The Parties shall interpret and apply the provisions of this Agreement in the light of its objectives set out in paragraph 1 and in accordance with applicable rules of international law. To similar effect, Article 1131 provides that a tribunal in an arbitration pursuant to Chapter 11 is to decide the issues in dispute in accordance with the NAFTA and applicable rules of international law.

[22] Chapter 18 of the NAFTA contains provisions promoting the concept of transparency. Article 1801 provides that each Party is to designate a contact for facilitating communication. Article 1802 requires each Party to ensure that its laws, regulations, procedures and administrative rulings of general application are published or otherwise made available to enable interested parties to become acquainted with them. Article 1803 requires each Party to notify any other interested Party of a proposed or actual measure that might materially affect the operation of the NAFTA or substantially affect the other Party's interests under the NAFTA.

THE AWARD

[23] I will summarize the Tribunal's reasons in some detail because arbitral awards are not as widely published as decisions of courts. I will not mention all of the reasons (for example, I will not refer to matters which were not in issue before this Court) but I have had regard to the reasons in their entirety in making my decision.

(a) Applicable Law

[24] After setting out the general facts and allegations of the parties, making some findings of fact and giving its reasons for considering issues relating to the Ecological Decree (which was enacted after the arbitration proceeding was commenced), the Tribunal set out the law which it considered to apply to the arbitration. It made reference to Article 1131(1) of the NAFTA (which provides that a tribunal must decide the issues in accordance with the NAFTA and applicable rules of international law) and Article 102(2) (which I have quoted above). It then stated that the objectives referred to in Article 102(2) specifically include transparency and the substantial increase in investment opportunities in the territories of the Parties.

[25] The Tribunal next made reference to various provisions of the Vienna Convention on the Law of Treaties, including Article 31(1) (which provides that a treaty is to be interpreted in good faith in accordance with the ordinary meaning to be given to the terms of the treaty in their context and in light of the treaty's object and purpose) and Article 27 (which provides that a state party to a treaty may not invoke the provisions of its internal law as justification for its failure to perform the treaty).

[26] The Tribunal made reference to one of the preambles of the NAFTA stating that the Parties had resolved to ensure a predictable commercial framework for business planning and investment. Finally, the Tribunal quoted Article 1802(1) of the NAFTA.

(b) Fair and Equitable Treatment

[27] After quoting Article 1105, the Tribunal stated that an underlying objective of the NAFTA is to promote and increase cross-border investment opportunities and ensure the successful implementation of investment initiatives. It referred to "transparency" as being prominent in the statement of the principles and rules which introduce the NAFTA. The Tribunal understood "transparency" to include the idea that all relevant legal requirements for the purpose of initiating, completing and successfully operating investments should be capable of being readily known to all affected investors of a Party and that there should be no room for doubt or uncertainty. The Tribunal held that, if the authorities of the central government of a Party become aware of any scope for misunderstanding or confusion in this connection, it is their duty to ensure that the correct position is promptly determined and clearly stated.

[28] The Tribunal considered that a central point in the case was whether a municipal permit for the construction of a hazardous waste landfill was required. It briefly reviewed the opposing views of the expert opinions presented by Metalclad and Mexico, and found that if a municipal construction permit was required, the federal authority's jurisdiction was controlling and the authority of the Municipality only extended to appropriate construction considerations (i.e., those related to the physical construction or defects in the Site). The Tribunal found that Metalclad had been led to believe by federal authorities that the federal and state permits issued to COTERIN allowed for the construction and operation of the landfill, and it made reference to Metalclad's position (which the Tribunal appeared to have implicitly accepted) that it was also told by federal officials that if it submitted an application for a municipal construction permit, the Municipality would have no legal basis for denying the permit. The Tribunal found that the Municipality's denial of the construction permit was improper because it did not have reference to construction aspects or flaws of the physical facility.

[29] The Tribunal went on to hold that Mexico failed to ensure a transparent and predictable framework for Metalclad's business planning and investment. It said that the totality of the circumstances demonstrated a lack of orderly process and timely disposition in relation to an investor acting in the expectation that it would be treated fairly and justly in accordance with the NAFTA. The Tribunal stated that, moreover, the acts of the State of SLP and the Municipality (which were attributable to Mexico) failed to comply with or adhere to the requirements of Article 1105.

[30] Accordingly, the Tribunal held that Metalclad had not been treated fairly or equitably under the NAFTA and succeeded on its claim under
Article 1105.

(c) Expropriation - Pre Ecological Decree

[31] The Tribunal defined expropriation under Article 1110 of the NAFTA as the open, deliberate and acknowledged taking of property, as well as covert or incidental interference with the use of property which has the effect of depriving the owner, in whole or in significant part, of the use or reasonably-to-be-expected economic benefit of property even if not necessarily to the obvious benefit of the host State.

[32] The Tribunal held that Mexico took a measure tantamount to expropriation in violation of Article 1110 by permitting or tolerating the conduct of the Municipality in relation to Metalclad (which the Tribunal had already held was unfair and inequitable treatment) and by thus participating or acquiescing in the denial to Metalclad of the right to operate the landfill.

[33] The Tribunal made reference to (i) its holding that the exclusive authority for permitting a hazardous waste landfill rested with the Mexican federal government and (ii) its holding that the Municipality acted outside its authority by denying the construction permit without any basis in the physical construction or any defect in the Site. It stated that the improper denial of the construction permit, as extended by the Municipality's subsequent administrative and judicial actions regarding the Convenio, effectively and improperly prevented Metalclad's operation of the landfill. The Tribunal held that these measures, together with the representations of the Mexican federal authorities and the absence of a timely, orderly or substantive basis for the denial of the construction permit, amounted to an indirect expropriation.

(d) Expropriation - Post Ecological Decree

[34] Earlier in its decision, the Tribunal held that it could consider issues relating to the Ecological Decree. It relied in this regard on
Article 48 of the ICSID Additional Facility Rules, which allows the parties to present incidental or additional claims. The Tribunal stated that the Ecological Decree directly related to the investment at issue and that Mexico had ample notice and opportunity to address issues relating to the Decree and had suffered no prejudice. The Tribunal held that consideration of the Ecological Decree was within its jurisdiction. It stated that, as would be seen, the Tribunal did not attach controlling importance to the Decree.

[35] After finding the breach of Article 1105 and holding that the actions of Mexico and the Municipality amounted to an indirect expropriation, the Tribunal went on to hold that the Ecological Decree was a further ground for a finding of expropriation, but stated that it was not strictly necessary for its conclusion.

[36] The Tribunal found that the Ecological Decree had the effect of barring forever the operation of Metalclad's landfill. It rejected Mexico's representations to the contrary by making reference to provisions of the Decree. The Tribunal stated that it considered that the implementation of the Decree would, in and of itself, constitute an act tantamount to expropriation.

(e) Damages

[37] The Tribunal awarded Metalclad damages in the amount of $16,685,000 (U.S.) inclusive of interest up to the time of the Award. This assessment of damages reflected the Tribunal's conclusion as to the amount of Metalclad's investment in the project.

[38] Metalclad had claimed that it had invested approximately $20.5 million in the project (exclusive of interest). The Tribunal rejected two aspects of the claimed expenses. First, it agreed with Mexico's position that costs incurred prior to Metalclad's acquisition of COTERIN were too far removed and it reduced the award by the amount of costs claimed for 1991 and 1992. Second, the Tribunal did not allow costs related to the development of other Metalclad projects in Mexico which had been "bundled" into this project. The Tribunal also made a third deduction by way of making an allowance for the fact that the Site may require remediation.

APPLICABLE STATUTE

[39] A threshold issue is the determination of which of two statutes governs this Court in its review of the Award. As a result of the choice of Vancouver as the place of the arbitration, the two potentially applicable statutes are both British Columbia Acts, the International Commercial Arbitration Act, R.S.B.C. 1996, c. 233 (the "International CAA") and the Commercial Arbitration Act, R.S.B.C. 1996, c. 55 (the "CAA"). Neither party challenged the jurisdiction of this Court on the basis of the legitimacy of naming Vancouver as the place of arbitration. The choice between the statutes depends, not on the interpretation of the word "international" as one might expect from the difference in the names of the two statutes, but on the meaning of the word "commercial". The most important distinction between the two statutes, for the purposes of this proceeding, is that the CAA allows the court to review points of law decided by the arbitral body, while the International CAA is more restrictive.

[40] In the definition of "arbitration agreement" in the CAA, an agreement to which the International CAA applies is specifically excluded. This means that it is first necessary to consider whether the International CAA applies to the arbitration agreement in this case. If it is found to apply, its provisions will govern and the CAA need not be considered. If the International CAA is not found to apply, the provisions of the CAA will govern by default.

[41] As its name indicates, the International CAA applies to international commercial arbitrations. There is no dispute that the arbitration between Mexico and Metalclad was an international arbitration. Whether the arbitration was a commercial arbitration depends on s. 1(6) of the International CAA, the relevant portions of which read as follows:

  An arbitration is commercial if it arises out of a relationship of a commercial nature including, but not limited to, the following:

  ...

    (d) an exploitation agreement or concession;

  ...

    (p) investing.

In its definition of the term "arbitration agreement", s. 7 of the International CAA confirms that the relationship need not be contractual in nature.

[42] The International CAA is based on a model law for international commercial arbitrations developed by the United Nations Commission on International Trade Law ("UNCITRAL"). The model law has been adopted in large part in all Canadian jurisdictions and in many other jurisdictions. The model law was contained in a report prepared by UNCITRAL and it was accompanied by a commentary providing explanations of the model law provisions. Section 6 of the International CAA specifically authorizes the court to refer to these documents in construing the legislation.

[43] In the UNCITRAL report, the term "commercial" is explained by the following footnote:

  The term "commercial" should be given a wide interpretation so as to cover matters arising from all relationships of a commercial nature...

This footnote was discussed in the commentary as follows:

  The content of the footnote reflects the legislative intent to construe the term "commercial" in a wide manner. This call for a wide interpretation is supported by an illustrative list of commercial relationships. Although the examples listed include almost all types of contexts known to have given rise to disputes dealt with in international commercial arbitrations, the list is expressly not exhaustive. (p. 106, Supplement Canada Gazette, Part I (1986))

The Ontario Court (General Division) relied on these and other provisions of the UNCITRAL report and commentary in the case of Carter v. McLaughlin
(1996), 27 O.R. (3d) 792 in holding that the sale of a residential property was commercial in nature when done in a business-like fashion.

[44] Counsel for Mexico submits that despite the wide meaning to be given to the term "commercial", the relationship between Mexico and Metalclad was not commercial in nature but, instead, was a regulatory relationship. With respect, I do not agree. Clause (p) of s. 1(6) of the International CAA requires that the phrase "a relationship of a commercial nature" be interpreted to include a relationship of investing. In my view, the arbitration in this matter arose out of a relationship of investing. Metalclad was investing in Mexico when it acquired COTERIN and caused the landfill facility to be constructed, and the arbitration arose out of this relationship between them.

[45] Support for this conclusion is found in the agreement pursuant to which the arbitration took place; namely, Chapter 11 of the NAFTA, which is divided into two sections. Section A sets out the requirements imposed on each of the NAFTA Parties. Section B sets out the arbitration agreement which entitles an investor of one Party to make a claim that another Party has breached an obligation under Section A (or two sections of Chapter
15). The heading of Chapter 11 is "Investment". The obligations imposed on each Party in Section A are related to the treatment accorded to "investors" of the other Parties. Article 1115 states the purpose of Section B to be the establishment of a mechanism for the "settlement of investment disputes".

[46] It is true that the dispute between Metalclad and the Municipality arose because the Municipality was purporting to exercise a regulatory function. However, the primary relationship between Metalclad and Mexico was one of investing and the exercise of a regulatory function by the Municipality was incidental to that primary relationship. The arbitration did not arise under an agreement between Metalclad and the Municipality in connection with regulatory matters. Rather, the arbitration was between Metalclad and Mexico pursuant to an agreement dealing with the treatment of investors.

[47] In addition, it must be remembered that Metalclad qualified to make a claim against Mexico by way of arbitration under Chapter 11 because it was an investor of Mexico. If Metalclad was not considered to be an investor of Mexico, the arbitration could not have taken place.

[48] Counsel for Mexico makes reference to the fact that Parliament found it necessary to amend the federal statute implementing the model law to expressly provide that an arbitration under Chapter 11 of the NAFTA is to be considered to be a "commercial arbitration". As a matter of statutory interpretation, I do not believe that the intent of one legislative body can be properly determined by subsequent actions of another legislative body. In addition, the amendment of the federal statute is prefaced with the phrase "[f]or greater certainty". This suggests that Parliament was of the view that an arbitration under Chapter 11 qualified as a commercial arbitration prior to the amendment but it wanted to remove any uncertainty on the point.

[49] Accordingly, I hold that the review of the Award is governed by the provisions of the International CAA.

STANDARD OF REVIEW

[50] The extent to which this Court may interfere with an international commercial arbitral award is limited by the provisions of International CAA.

Section 5 of the Act reads as follows:

  In matters governed by this Act,

    (a) a court must not intervene unless so provided in this Act, and

    (b) an arbitral proceeding of an arbitral tribunal or an order, ruling or arbitral award made by an arbitral tribunal must not be questioned, reviewed or restrained by a proceeding under the Judicial Review Procedure Act or otherwise except to the extent provided in this Act. Subsection 34(1) of the Act states that recourse to a court against an arbitral award may only be made in accordance with subsections (2) and (3). Subsection
(3) contains a limitation period which is not relevant to this matter. The pertinent portions of subsection (2) read as follows:

    An arbitral award may be set aside by the Supreme Court only if

    (a) the party making the application furnishes proof that

    ...

       (iv) the arbitral award deals with a dispute not contemplated by or not falling within the terms of the submission to arbitration, or it contains decisions on matters beyond the scope of the submission to arbitration ..., or

       (v) the composition of the arbitral tribunal or the arbitral procedure was not in accordance with the agreement of the parties ..., or

    (b) the court finds that

     ...

       (ii) the arbitral award is in conflict with the public policy in British Columbia.

[51] The leading British Columbia authority on s. 34 is Quintette Coal Limited v. Nippon Steel Corporation, [1991] 1 W.W.R. 219 (B.C.C.A.), a decision which has been followed by several other courts in Canada. In that case, the B.C. Court of Appeal refused to interfere with an arbitration award setting prices to be paid for the supply of coal. After referring to numerous authorities, Gibbs J.A., on behalf of the majority of the Court, commented on the standard of review in the following terms:

  It is important to parties to future such arbitrations and to the integrity of the process itself that the court express its views on the degree of deference to be accorded the decision of the arbitrators. The reasons advanced in the cases discussed above for restraint in the exercise of judicial review are highly persuasive. The "concerns of international comity, respect for the capacities of foreign and transnational tribunals, and sensitivity to the need of the international commercial system for predictability in the resolution of disputes" spoken of by Blackmun J. [in Mitsubishi Motors Corp. v. Soler Chrysler-Plymouth Inc., 473 U.S. 614 (1985)] are as compelling in this jurisdiction as they are in the United States or elsewhere. It is meet therefore, as a matter of policy, to adopt a standard which seeks to preserve the autonomy of the forum selected by the parties and to minimize judicial intervention when reviewing international commercial arbitral awards in British Columbia. (p. 229)

Gibbs J.A. also stated that unless the arbitral award contained decisions beyond the scope of the submission to arbitration, the court has no jurisdiction to set the award aside under s. 34(2)(a)(iv) even if it could be shown that the arbitration tribunal had erred in interpreting the contract.

[52] In concluding that the arbitrators in that case did not decide on matters beyond the scope of the submission to arbitration, Gibbs J.A. said the following:

  They were called upon to construe cls. 7 and 9 of the contract within their context and they did so. Even applying the domestic test (Shalansky v. Regina Pasqua Hosp. Bd. of Gov. (1983), 83 C.L.L.C.14,026, 145 D.L.R.
(3d) 413, 22 Sask. R. 153, 47 N.R. 76 (S.C.C.)), their interpretation is one which the words of the contract can reasonably bear. (pp. 229-30)

Counsel for Mexico submits that in making reference to the domestic test, Gibbs J.A. left open the question of review under s. 34(2)(a)(iv) on the basis of the domestic standard for patently unreasonable error. I do not agree. What Gibbs J.A. meant was that even if the domestic test applied (which it did not), it was still not shown that the award should be set aside because the arbitrators' interpretation of the contract was not unreasonable.

[53] Counsel for Mexico and counsel for the Intervenor, Attorney General of Canada urge this Court to utilize the "pragmatic and functional approach" to determine the ppropriate standard of review under the CAA and the International CAA. This approach has been developed by the Supreme Court to Canada to apply to the review of decisions of domestic administrative tribunals in place of the previous approach which involved a somewhat artificially applied test of jurisdictional error. The new approach began with the decision in U.E.S., Local 298 v. Bibeault, [1988] 2 S.C.R. 1048 and has been developed by the Supreme Court of Canada in a number of cases over the past dozen years.

[54] I need not decide whether it is appropriate to use the "pragmatic and functional approach" to determine the standard of review under the CAA. With respect to the International CAA, it is my view that the standard of review is set out in ss. 5 and 34 of that Act and that it would be an error for me to import into that Act an approach which has been developed as a branch of statutory interpretation in respect of domestic tribunals created by statute. It may be that some of the principles discussed by the Supreme Court of Canada in this line of authorities will be of assistance in applying ss. 5 and 34 but the "pragmatic and functional approach" cannot be used to create a standard of review not provided for in the International CAA. I note that since the "pragmatic and functional approach" was fully articulated by the Supreme Court of Canada in Pushpanathan v. Canada, [1998] 1 S.C.R. 982, the approach has not been utilized in Canadian cases involving international commercial arbitrations (e.g., Corporacion Transnacional de Inversiones, S.A. de C.V. v. STET International, S.p.A. (1999), 45 O.R. (3d) 183 (Ont. S.C.J.); affirmed
(2000), 49 O.R. (3d) 414 and D.L.T. Holdings Inc. v. Grow Biz International, Inc. (2000), 194 Nfld. & P.E.I.R. 206 (P.E.I.S.C.T.D.)).

[55] During the course of their submissions, counsel made reference in general terms to the issue of whether the Tribunal exceeded its jurisdiction. The concept of "excess of jurisdiction" is the standard which was previously applied to decisions of administrative tribunals and arbitral bodies. The International CAA does not utilize the term "excess of jurisdiction" or the like but, instead, sets out with particularity the grounds on which the court may set aside an arbitral award. Rather than making reference to terms like "excess of jurisdiction" and "jurisdictional errors", I prefer to utilize the wording contained in the International CAA (although I will use such terms when reciting submissions of counsel).

[56] As the scope of the submission to arbitration is critical to a consideration of s. 34(2)(a)(iv), it is appropriate to set out the question put to the Tribunal. Article 1122 of the NAFTA provides that each Party (in this case, Mexico) consents to the submission of a claim to arbitration under the NAFTA. The question which Metalclad posed was whether Mexico had breached its obligations under Chapter 11 of the NAFTA "guaranteeing national treatment; most favoured nation treatment; minimum treatment in accord with international law, fair and equitable treatment, and full protection and security, prohibiting performance requirements; and, depriving [Metalclad] of its investment through [Mexico's] actions that directly and indirectly resulted in, and were tantamount to, expropriation of that investment without due process and full compensation". Metalclad relied on the events which had occurred up to the time of the commencement of the arbitration proceeding and, as noted above, it also relied on the Ecological Decree which was announced after the arbitration process had been initiated by Metalclad.

ARTICLE 1105 - MINIMUM STANDARD

[57] Before I turn to a specific examination of Article 1105, I wish to make some general comments about the structure of arbitration under Chapter 11. Under most agreements containing arbitration provisions, it is provided that a dispute between the parties to the agreement may be resolved through arbitration. Strangers to the agreement cannot invoke the arbitration procedure because it is only the parties to the agreement who consented to resolve disputes between themselves by arbitration. This normal type of arbitration provision is found in Chapter 20 of the NAFTA, which is the general section in the NAFTA dealing with arbitrations of disputes between the NAFTA Parties.

[58] Section B of Chapter 11 establishes a separate arbitration procedure. It allows investors of a NAFTA Party (who are not themselves a party to the NAFTA) to make claims against other NAFTA Parties by way of arbitration. However, the right to submit a claim to arbitration is limited to alleged breaches of an obligation under Section A of Chapter 11 and two Articles contained in Chapter 15. It does not enable investors to arbitrate claims in respect of alleged breaches of other provisions of the NAFTA. If an investor of a Party feels aggrieved by the actions of another Party in relation to its obligations under the NAFTA other than the obligations imposed by Section A of Chapter 11 and the two Articles of Chapter 15, the investor would have to prevail upon its country to espouse an arbitration on its behalf against the other Party.

[59] I now turn to a consideration of Article 1105. It is a companion provision to Articles 1102 and 1103. In simple terms, Article 1102 provides that a NAFTA Party must treat the investors of another NAFTA Party and their investments no worse than it treats its own investors and their investments. This is referred to as "national treatment". Article 1103 provides that a Party must treat the investors of another Party and their investments no worse than it treats the investors of any other Party or of a non-party and their investments. This is referred to as "most-favored-nation treatment".

[60] Articles 1102 and 1103 are both framed in relative terms by way of a comparison to the way in which the NAFTA Party treats other investors. On the other hand, Article 1105 is framed in absolute terms. In considering
Article 1105, the way in which the Party treats other investors is not a relevant factor. Article 1105 is intended to establish a minimum standard so that a Party may not treat investments of an investor of another Party worse than this standard irrespective of the manner in which the Party treats other investors and their investments.

[61] The rationale of Article 1105 was discussed in a partial arbitration award issued shortly after the Tribunal issued the Award in this case. In S.D. Myers, Inc. v. Government of Canada (13 November 2000), the Tribunal said the following about Article 1105:

  The minimum standard of treatment provision of the NAFTA is similar to clauses contained in [bilateral investment treaties]. The inclusion of a "minimum standard" provision is necessary to avoid what might otherwise be a gap. A government might treat an investor in a harsh, injurious and unjust manner, but do so in a way that is no different than the treatment inflicted on its own nationals. The "minimum standard" is a floor below which treatment of foreign investors must not fall, even if a government were not acting in a discriminatory manner. (para. 259)

[62] The tribunal in the Myers partial award went on to discuss the proper approach to the interpretation of Article 1105:

  Article 1105(1) expresses an overall concept. The words of the article must be read as a whole. The phrases ... fair and equitable treatment ... and ... full protection and security ... cannot be read in isolation. They must be read in conjunction with the introductory phrase ... treatment in accordance with international law. (para. 262)

What the Myers tribunal correctly pointed out is that in order to qualify as a breach of Article 1105, the treatment in question must fail to accord to international law. Two potential examples are "fair and equitable treatment" and "full protection and security", but those phrases do not stand on their own. For instance, treatment may be perceived to be unfair or inequitable but it will not constitute a breach of Article 1105 unless it is treatment which is not in accordance with international law. In using the words "international law", Article 1105 is referring to customary international law which is developed by common practices of countries. It is to be distinguished from conventional international law which is comprised in treaties entered into by countries (including provisions contained in the NAFTA other than Article 1105 and other provisions of Chapter 11).

[63] The Myers tribunal also discussed the level of treatment which violates Article 1105:

  The Tribunal considers that a breach of Article 1105 occurs only when it is shown that an investor has been treated in such an unjust or arbitrary manner that the treatment rises to the level that is unacceptable from the international perspective. That determination must be made in the light of the high measure of deference that international law generally extends to the right of domestic authorities to regulate matters within their own borders. The determination must also take into account any specific rules of international law that are applicable to the case. (para. 263)

[64] After these Reasons for Judgment had been prepared in draft, counsel for Metalclad provided a copy of the arbitral award in Pope & Talbot Inc.
v. Canada (April 10, 2001), in which the tribunal declined to follow the interpretation of Article 1105 given by the Myers tribunal. The Pope & Talbot tribunal concluded that "investors under NAFTA are entitled to the international law minimum, plus the fairness elements". The tribunal based its interpretation on the wording of the corresponding provision in the Model Bilateral Investment Treaty of 1987, which has been adopted by numerous countries. The provision states that investment shall be accorded fair and equitable treatment, shall enjoy full protection and security and shall in no case be accorded treatment less than that required by international law. The tribunal rejected the submission of the United States (as intervenor) that the language of Article 1105 demonstrated that the NAFTA Parties did not intend to diverge from the customary international law concept of fair and equitable treatment. The tribunal reasoned that the United States relied solely on the language of Article 1105 and did not offer any other evidence that the NAFTA Parties intended to reject the "additive" character of bilateral investment treaties.

[65] With respect, I am unable to agree with the reasoning of the Pope & Talbot tribunal. It has interpreted the word "including" in Article 1105 to mean "plus", which has a virtually opposite meaning. Its interpretation is contrary to Article 31(1) of the Vienna Convention, which requires that terms of treaties be given their ordinary meaning. The evidence that the NAFTA Parties intended to reject the "additive" character of bilateral investment treaties is found in the fact that they chose not to adopt the language used in such treaties and I find it surprising that the tribunal considered that other evidence was required. The NAFTA Parties chose to use different language in Article 1105 and the natural inference is that the NAFTA Parties did not want Article 1105 to be given the same interpretation as the wording of the provision in the Model Bilateral Investment Treaty of 1987.

[66] Counsel for Mexico maintains that the Tribunal committed two acts in excess of jurisdiction in connection with Article 1105. First, counsel says that the Tribunal used the NAFTA's transparency provisions as a basis for finding a breach of Article 1105. Second, counsel maintains that the Tribunal went beyond the transparency provisions contained in the NAFTA and created new transparency obligations. Further, counsel submits that these excesses of jurisdiction were compounded by the Tribunal improperly making decisions of Mexican domestic law and mistakenly interpreting Mexico to concede during the arbitration that Metalclad was not required to exhaust its local remedies before commencing the NAFTA arbitration. Counsel for Metalclad responds that the Tribunal did not exceed its jurisdiction and that it simply interpreted Article 1105 to include a minimum standard of transparency.

[67] In the framework of the International CAA, the issue is whether the Tribunal made decisions on matters beyond the scope of the submission to arbitration by deciding upon matters outside Chapter 11. In my opinion, the Tribunal did make decisions on matters beyond the scope of Chapter 11.

[68] On my reading of the Award, the Tribunal did not simply interpret
Article 1105 to include a minimum standard of transparency. No authority was cited or evidence introduced to establish that transparency has become part of customary international law. In the Myers award, one of the arbitrators wrote a separate opinion and surmised an argument that the principle of transparency and regulatory fairness was intended to have been incorporated into Article 1105. The arbitrator crafted the argument by assuming that the words "international law" in Article 1105 were not intended to have their routine meaning and should be interpreted in an expansive manner to include norms that have not yet technically passed into customary international law. However, the arbitrator did not decide the point because it had not been fully argued in the arbitration and he was not aware of the argument having been made in any earlier case law or academic literature. In my view, such an argument should fail because there is no proper basis to give the term "international law" in Article 1105 a meaning other than its usual and ordinary meaning.

[69] Although I do not agree with the argument posed by the arbitrator in the Myers award, it may be argued that the court would have no ability to set the award aside under the International CAA if the arbitrator had based the award on that argument. While the interpretation of Article 1105 would have been flawed, it may be that the arbitrator would not have decided a matter outside the scope of the submission to arbitration.

[70] In the present case, however, the Tribunal did not simply interpret the wording of Article 1105. Rather, it misstated the applicable law to include transparency obligations and it then made its decision on the basis of the concept of transparency.

[71] In addition to specifically quoting from Article 1802 in the section of the Award outlining the applicable law, the Tribunal incorrectly stated that transparency was one of the objectives of the NAFTA. In that regard, the Tribunal was referring to Article 102(1), which sets out the objectives of the NAFTA in clauses (a) through (f). Transparency is mentioned in Article 102(1) but it is listed as one of the principles and rules contained in the NAFTA through which the objectives are elaborated. The other two principles and rules mentioned in Article 102, national treatment and most-favored nation treatment, are contained in Chapter 11. The principle of transparency is implemented through the provisions of Chapter 18, not Chapter 11. Article 102(2) provides that the NAFTA is to be interpreted and applied in light of the objectives set out in Article 102(1), but it does not require that all of the provisions of the NAFTA are to be interpreted in light of the principles and rules mentioned in
Article 102(1).

[72] In its reasoning, the Tribunal discussed the concept of transparency after quoting Article 1105 and making reference to Article 102. It set out its understanding of transparency and it then reviewed the relevant facts. After discussing the facts and concluding that the Municipality's denial of the construction permit was improper, the Tribunal stated its conclusion which formed the basis of its finding of a breach of Article 1105; namely, Mexico had failed to ensure a transparent and predictable framework for Metalclad's business planning and investment. Hence, the Tribunal made its decision on the basis of transparency. This was a matter beyond the scope of the submission to arbitration because there are no transparency obligations contained in Chapter 11.

[73] The Tribunal went on to state that the acts of the State of SLP and the Municipality, for which Mexico was responsible, also failed to comply with the requirements of Article 1105 but it did not state any reasons for this conclusion. Based on the preceding discussion, the Tribunal must have been referring to the acts of the State of SLP and the Municipality which contributed to the perceived failure to provide a transparent and predictable framework for Metalclad's business planning and investment.

[74] I should add that I would have reached the same conclusion even if I had agreed with the analysis of Article 1105 by the Pope & Talbot tribunal. Even with the broader interpretation of Article 1105, the Tribunal still made a decision on a matter outside the scope of the submission to arbitration by basing its finding of a breach on the concept of transparency.

[75] Counsel for Metalclad submits that Mexico should not be entitled to challenge the Tribunal's excess of jurisdiction because it did not comply with s. 16(3) of the International CAA, which provides that a plea that a tribunal is exceeding the scope of its authority shall be raised as soon as the matter alleged to be beyond the scope of its authority is raised during that arbitration. In my view, Mexico raised a sufficient objection during the arbitration. It submitted in its counter- memorial that there was no authority for interpreting Article 1105 to extend to transparency requirements and it pointed out that transparency matters are addressed in Chapter 18 of the NAFTA.

[76] As I have concluded that the Tribunal decided a matter beyond the scope of the submission to arbitration in connection with its finding that there was a failure of transparency, it is not necessary to decide whether the Tribunal went beyond the scope of the submission to arbitration by creating obligations beyond the NAFTA's transparency provisions. It is also unnecessary to decide whether the Tribunal made decisions of Mexican domestic law or whether the Tribunal was incorrect in its understanding that Mexico had conceded that Metalclad was not required to exhaust its local remedies before resorting to the arbitration.

ARTICLE 1110 - PRE ECOLOGICAL DECREE

[77] Prior to its consideration of the Ecological Decree, the Tribunal concluded that the actions of Mexico constituted a measure tantamount to expropriation in violation of Article 1110. The Tribunal based this conclusion on its view that Mexico permitted or tolerated the conduct of the Municipality, which amounted to unfair and inequitable treatment breaching Article 1105, and that Mexico therefore participated or acquiesced in the denial to Metalclad of the right to operate the landfill. The Tribunal subsequently made reference to the representations by the Mexican federal authorities and the absence of a timely, orderly or substantive basis for the denial of the construction permit by the Municipality in concluding that there had been indirect expropriation. It is unclear whether the Tribunal equated a "measure tantamount to expropriation" with "indirect expropriation" or whether it made two separate findings of expropriation.

[78] I agree with the submission of counsel for Mexico that the Tribunal's analysis of Article 1105 infected its analysis of Article 1110. I have held that the Tribunal decided a matter beyond the scope of the submission to arbitration when it concluded that Mexico had breached Article 1105. The Tribunal's statement that Mexico took a measure tantamount to expropriation was directly connected to its finding of a breach of Article 1105. The statement that Mexico permitted or tolerated the conduct of the Municipality is a clear reference to the Tribunal's view that Mexico failed to ensure a transparent and predictable framework for Metalclad's business planning and investment. Similarly, the Tribunal relied on the absence of a timely, orderly and substantive basis for the denial of the construction permit by the Municipality in making its statement that there had been indirect expropriation. This is also a reference to a lack of transparency.

[79] The Tribunal based its conclusion that there had been a measure tantamount to expropriation/indirect expropriation, at least in part, on the concept of transparency. In finding a breach of Article 1105 on the basis of a lack of transparency, the Tribunal decided a matter beyond the scope of the submission to arbitration. In relying on the concept of transparency, at least in part, to conclude that there had been an expropriation within the meaning of Article 1110, the Tribunal also decided a matter beyond the scope of the submission to arbitration.

[80] In reaching this conclusion that there had been an expropriation within the meaning of Article 1110, the Tribunal made a comparison to the arbitration decision of Biloune v. Ghana Investments Centre (1990), 95 I.L.R. 183, which did not involve the concept of transparency. The Tribunal recognized that the Biloune decision was not binding on it but found the decision to be persuasive authority and agreed with it. In my view, the Tribunal did not independently rely on Biloune in concluding that there had been an expropriation prior to the issuance of the Ecological Decree. The Tribunal simply relied on Biloune as support for the conclusion it had already made that there had been an expropriation (which conclusion was based, at least in part, on the concept of transparency). There are substantial differences between the situation in the present case and the circumstances in Biloune. The main two distinctions are that in Biloune (i) the building was partially destroyed and then closed by government officials, and (ii) the investor was deported from the country and was not allowed to return. Apart from the Ecological Decree, the circumstances in the present case fall considerably short of those in Biloune and it would not logically follow that Biloune could be an independent basis for concluding that the actions in this case prior to the issuance of the Decree amounted to an expropriation.

ARTICLE 1110 - POST ECOLOGICAL DECREE

[81] Counsel for Mexico submits that the Tribunal improperly considered the Ecological Decree but that, in any event, it did not base its decision on the Decree. With respect, I cannot agree.

[82] It is true that the Tribunal stated that it did not attach controlling importance to the Ecological Decree and that a finding of expropriation on the basis of the Decree was not strictly necessary or essential to its finding of a violation of Article 1110. However, the Tribunal made these statements because it also made a finding of expropriation on the basis of the events preceding the announcement of the Decree. It now becomes potentially important because I have held that the Tribunal decided a matter beyond the scope of the submission to arbitration in finding that the events preceding the announcement of the Decree amounted to an expropriation.

[83] Although the Tribunal used an incorrect tense in the Award when it stated that it considered that the implementation of the Ecological Decree would, in and of itself, constitute an act tantamount to expropriation, it is clear from another passage of the Award that the Tribunal considered that the implementation of the Decree did constitute expropriation. In the second paragraph preceding the misuse of the future tense, the Tribunal stated that the Decree had the effect of barring forever the operation of the landfill.

[84] Counsel for Mexico submits that the comments of the Tribunal with respect to the Ecological Decree were obiter dicta. I agree that they were obiter dicta in view of the Tribunal's conclusion that the events preceding the announcement of the Decree onstituted an expropriation of the Site. However, that does not detract from the fact that the obiter dicta comments of Tribunal represent an alternative finding of expropriation on the basis of the Decree, which alternative finding becomes the governing finding in the event that the primary finding is set aside.

[85] In view of my conclusion that the Tribunal did find that the Ecological Decree amounted to an expropriation of the Site, it is necessary to decide the following issues:

  (a) was the Tribunal correct in its conclusion that it could consider the Ecological Decree?
  (b) did the Tribunal decide a matter beyond the scope of the submission to arbitration when it concluded that the announcement of the Ecological Decree constituted an act tantamount to expropriation?
  (c) if a patently unreasonable error is a basis under the International CAA for setting aside an arbitral award, was it patently unreasonable for the Tribunal to conclude that the announcement of the Ecological Decree constituted an act tantamount to expropriation?

(a) Consideration of the Ecological Decree

[86] This issue can lead to a setting aside of the Award under s.
34(2)(a)(v) of the International CAA if the arbitral procedure was not in accordance with the agreement of the parties.

[87] In considering the Ecological Decree, the Tribunal relied on Article 48 of the ICSID Additional Facility Rules, which are the arbitration rules selected by Metalclad pursuant to Article 1120 of the NAFTA. Article 48 reads as follows:

    (1) Except as the parties otherwise agree, a party may present an incidental or additional claim or counter-claim, provided that such ancillary claim is within the scope of the arbitration agreement of the parties.

    (2) An incidental or additional claim shall be presented not later than in the reply and a counter-claim no later than in the counter-memorial, unless the Tribunal, upon justification by the party presenting the ancillary claim and upon considering any objection of the other party, authorizes the presentation of the claim at a later stage in the proceeding.

[88] Counsel for Mexico submits that the claim based on the Ecological Decree was a separate claim and does not qualify as an ancillary claim. Although the term "ancillary claim" is used in both paragraphs of Article 48, the operative language is the phrase "incidental or additional claim". The use of the term "ancillary claim" was a shorthand method to refer back to the earlier-used phrase "incidental or additional claim". In my view, Metalclad's claim based on the Ecological Decree was an additional claim which, as required by Article 48, fell within the scope of the agreement to arbitrate (as contained in Section B of Chapter 11 of the NAFTA).

[89] Article 48 allows for additional claims if they are presented not later than in the reply. Metalclad complied with this requirement because it asserted the claim based on the Ecological Decree in its memorial, which was the first written submission in the arbitration. The Tribunal was of the view that Mexico had ample notice and opportunity to address issues relating to the Decree. There is no requirement in Article 48 that the event giving rise to an additional claim must have occurred prior to the initiation of the arbitration process.

[90] Mexico complains that after an objection to the Tribunal's jurisdiction to deal with the claim based on the Ecological Decree was made during the arbitration, the Tribunal did not make its ruling until it issued the Award. Mexico says that it did not introduce all of the available evidence with respect to the Decree during the arbitration in view of its pending objection. In my opinion, there was no requirement for the Tribunal to have made an immediate ruling on the objection. It is not uncommon for courts and tribunals to reserve their rulings on objections until making their overall decision. Mexico knew that the ruling on its objection could be unfavourable and it should have governed itself accordingly when deciding upon the evidence to introduce during the arbitration.

[91] I conclude that no error has been demonstrated in the arbitral procedure as a result of the Tribunal considering the claim based on the Ecological Decree.

(b) Beyond the Scope of the Submission

[92] Counsel for Mexico cites authority for the proposition that a patently unreasonable error can amount to an excess of jurisdiction but I will deal with this assertion under the next heading. Under the present heading, I will restrict my consideration to whether the Tribunal made a decision on a matter beyond the scope of the submission to arbitration by holding that the announcement of the Ecological Decree constituted an act tantamount to expropriation.

[93] I have held that the Tribunal did decide a matter beyond the scope of the submission to arbitration when it concluded that the acts preceding the announcement of the Ecological Decree amounted to an expropriation within the meaning of Article 1110 because it based its conclusion, at least in part, on a lack of transparency. The issue now is whether the conclusion that the announcement of the Ecological Decree amounted to an expropriation similarly involved a decision on a matter beyond the scope of the submission to arbitration.

[94] In my opinion, the Tribunal's conclusion with respect to the Ecological Decree stands on its own and is not based on a lack of transparency or on the Tribunal's finding of a breach of Article 1105. The Tribunal considered the Decree in isolation of its other findings of breaches of the NAFTA. It specifically identified the issuance of the Decree as a further ground for a finding of expropriation.

[95] No other basis was advanced for finding that the Tribunal's conclusion with respect to the Ecological Decree involved a decision on a matter beyond the scope of the submission to arbitration.

(c) Patently Unreasonable Error

[96] Counsel for Mexico relies on the decision in Navigation Sonamar Inc.
v. Algoma Steamships Ltd., [1987] R.J.Q. 1346; (1995), 1 M.A.L.Q.R. 1
(Que. S.C.) as authority for the proposition that patently unreasonable error can be seen as one variety of excess of jurisdiction or can be seen as an independent ground for setting aside an award on the basis that it conflicts with public policy (s. 34(2)(b)(ii) of the International CAA). In this regard, I believe that counsel was referring to the reference by Gonthier J. to the decision in Blanchard v. Control Data Canada Ltd., [1984] 2 S.C.R. 476. Gonthier J. stated that in the Blanchard decision, Beetz J. had described a patently unreasonable error as an abuse of authority amounting to fraud and of such a nature as to cause a flagrant injustice. Gonthier J. also referred to the fact that Beetz J. had quoted from the decision under appeal, which stated that the arbitrator had committed an excess of jurisdiction by giving an unreasonable interpretation to the facts, with the result that the award was contrary to public order. Gonthier J. went on to hold that the decision of the arbitral panel was not patently unreasonable.

[97] As I similarly do not believe in this case that the Tribunal made a patently unreasonable error with respect to the Ecological Decree, I need not decide whether a patently unreasonable decision is a ground for setting aside an arbitral award pursuant to the International CAA. Although the issue need not be decided, I note that the Blanchard decision, upon which Gonthier J. relied, dealt with a domestic arbitral award at a time before the Supreme Court of Canada developed the "pragmatic and functional approach" to the determination of the standard of review applicable to decisions of administrative tribunals. I also note that in Quintette Coal, supra at paras. 51-2, the reasoning of Gibbs J.A. indicates that it was his view that the domestic test of patently unreasonable error did not apply to the International CAA.

[98] Counsel for Mexico identifies 19 areas in respect of which it is asserted that the Tribunal failed to have regard to relevant evidence and thereby made patently unreasonable findings. Only one of these areas relates to the Ecological Decree. I do not propose to deal with the other 18 areas because they have been rendered academic by my conclusions that the Tribunal decided on matters beyond the scope of the submission to arbitration when it found a breach of Article 1105 and when it found that the acts preceding the announcement of the Decree amounted to an expropriation under Article 1110.

[99] The Tribunal gave an extremely broad definition of expropriation for the purposes of Article 1110. In addition to the more conventional notion of expropriation involving a taking of property, the Tribunal held that expropriation under the NAFTA includes covert or incidental interference with the use of property which has the effect of depriving the owner, in whole or in significant part, of the use or reasonably-to-be-expected economic benefit of property. This definition is sufficiently broad to include a legitimate rezoning of property by a municipality or other zoning authority. However, the definition of expropriation is a question of law with which this Court is not entitled to interfere under the International CAA.

[100] The Tribunal reviewed the terms of the Ecological Decree and concluded that it had the effect of barring forever the operation of Metalclad's landfill and constituted an act tantamount to expropriation. It made reference to the Ninth Article of the Decree, which requires that all activities in the area are subject to guidelines established by the management plan for ensuring ecological preservation of the cacti reserve. The Tribunal also made reference to the Fourteenth Article of the Decree, which forbids the spillage or discharge of polluting agents on the soil, subsoil or water of the reserve area. In my view, the Tribunal's conclusion that the issuance of the Decree was an act tantamount to expropriation is not patently unreasonable.

[101] Although the Tribunal did not make reference in the Award to the transitional provision of the Ecological Decree stating that all permits, licenses or authorizations granted before the date of the Decree were legal, it is not at all clear how any such permits, licenses or authorizations would interact with the Fourteenth Article. It is implicit in the Award that the Tribunal concluded that the Fourteenth Article prevailed over any such permits, licenses or authorizations, and this conclusion is not patently unreasonable.

[102] In its review of the facts, the Tribunal set out the allegations of Metalclad that there had been media reports that (i) the Governor of the State of SLP had stated that the Ecological Decree cancelled any possibility of opening the industrial waste landfill at the Site and (ii) a high level official of the State of SLP had expressed confidence that all possibility for Metalclad to operate its landfill was closed, irrespective of the outcome of the NAFTA arbitration. Counsel for Mexico says that these media reports were denied in testimony during the arbitration and asserts that the Tribunal relied upon this inadmissible evidence. I do not agree that the Tribunal relied upon the media reports in reaching its conclusion. The Tribunal based its conclusion on a review of the terms of the Decree and specifically stated that it need not consider the motivation or intent of the adoption of the Decree.

[103] Counsel for Mexico also says that the Tribunal ignored a letter from an official with the Secretariat of the Environment stating that the operation of a hazardous waste landfill was consistent with the Fourteenth Article of the Ecological Decree. While it is true that the Tribunal did not explicitly make reference to this letter, it reviewed the terms of the Decree and came to its own conclusion. The actual terms of the Decree have more probative value than the interpretation given to the Decree by an official of Mexico. The Tribunal considered Mexico's representation that the Decree did not prevent the operation of the landfill and stated that it was not persuaded by the representation.

[104] Counsel for Mexico further says that the Tribunal did not make reference to Article 1114(1) of the NAFTA, which reads as follows:

  Nothing in this Chapter shall be construed to prevent a Party from adopting, maintaining or enforcing any measure otherwise consistent with this Chapter that it considers appropriate to ensure that investment activity in its territory is undertaken in a manner sensitive to environmental concerns.

   Although the Tribunal did not mention Article 1114(1) in connection with the Ecological Decree, it did comment on the Article earlier in the Award. It pointed out that the conclusion of the Convenio and the issuance of the federal permits showed that Mexico was satisfied that Metalclad's project was consistent with, and sensitive to, environmental concerns. In any event, any error by the Tribunal in this regard is not patently unreasonable.

(d) Conclusion

[105] There is no ground under s. 34 of the International CAA to set aside the Award as it relates to the conclusion of the Tribunal that the issuance of the Ecological Decree amounted to an expropriation of the Site without compensation.

METALCLAD'S IMPROPER ACTS

[106] Counsel for Mexico submits that there were two categories of improper acts on the part of Metalclad which were not explicitly addressed by the Tribunal. Counsel says that these improper acts render the Award in conflict with the public policy in British Columbia and that the Award should be set aside pursuant to s. 34(2)(b)(ii) of the International CAA.

[107] The two categories of alleged improper acts are as follows:

    (a) it was alleged that a former federal environmental officer and one of Metalclad's chief witnesses regarding representations made by Mexican federal officials to Metalclad, Humberto Rodarte Ramon, was improperly affiliated with Metalclad. It was alleged that Mr. Rodarte's wife improperly received approximately $150,000 worth of Metalclad stock and two payments of $10,000 each from Metalclad (the two $10,000 payments were part of the expenses which Metalclad was reimbursed by the Award). It was also alleged that Mr. Rodarte was due a commission for his role in arranging the sale of COTERIN to Metalclad;
    (b) it was alleged that Metalclad attempted to deceive the Tribunal by representing that it had incurred $20.5 million of expenses for the construction of the landfill facility.

[108] Counsel for Mexico relies on the decision in Transport de Cargaison (Cargo Carriers)(Kasc-Co) Ltd. v. Industrial Bulk Carriers, [1990] R.D.J. 418 (Que. C.A.) for the proposition that an award is contrary to public policy if it provides for the reimbursement of a bribe. Counsel also relies on the UNCITRAL report for comments to the effect that corruption, bribery or fraud is a ground for setting aside an arbitral award on the basis that the award is in conflict with public policy. In connection with the alleged misrepresentation as to the amount of expenses required to construct the landfill facility, counsel cites the decision in Societe European Gas Turbines SA v. Westman International Ltd., 2 Revue de l'arbitrage 359 (1994) (Paris C.A.) for the proposition that the discovery of deception in the presentation of a claim for damages is a ground for setting aside an arbitral award.

[109] Both of these matters were canvassed extensively during the arbitration. The Tribunal did not deal directly with the allegations involving Mr. Rodarte but it effectively held that Metalclad had proceeded in good faith when it relied upon representations of federal officials and constructed the landfill facility. The Tribunal made reference to the assertion of Metalclad that it had invested $20.5 million in the landfill project. It rejected some of the claimed expenses and made its award in the amount of $16,685,000 (which included interest at a rate of 6% per annum for approximately five years).

(a) Corruption

[110] I have reviewed the evidence from the arbitration relating to the alleged corruption of Mr. Rodarte, including the alleged bribes to his wife, and I am not persuaded that Mexico proved any corruption in which Metalclad participated. The Tribunal presumably came to the same conclusion because it found that federal officials had made the representations asserted by Metalclad and that Metalclad relied on the representations.

[111] The most damning allegations were that Mr. Rodarte's wife received $150,000 worth of Metalclad stock and two payments of $10,000 each. On the surface, these benefits appear to be evidence of corruption in which Metalclad was involved. However, the evidence does not establish that the transactions were bribes on behalf of Metalclad. Mr. Rodarte's wife was a shareholder in a company called Eco-Administracion, which had plans to build a hazardous waste incineration facility in Mexico. Through a subsidiary, Metalclad acquired part of the shares in Eco-Administracion in 1991 and the remainder of the shares in 1993. The Metalclad stock and the two $10,000 payments were received by Mr. Rodarte's wife as consideration for the transfer of her shares in Eco-Administracion to Metalclad. Although the initial acquisition of the shares in Eco-Administracion by Mr. Rodarte's wife may have been improper, the acquisition was prior to Metalclad's involvement and Metalclad was not party to any corruption.

[112] The other principal allegation against Mr. Rodarte was that while he was a federal official, he had played a role in arranging the sale of COTERIN from its former owners to Metalclad and had negotiated an improper commission to be paid by the former owners. If this is true, it may undermine Mr. Rodarte's credibility, but it is not evidence of corruption on the part of Metalclad. The Tribunal implicitly accepted the evidence of Mr. Rodarte and this Court should not interfere with its determination in this regard (in any event, Mr. Rodarte's credibility goes to the finding of a breach of Article 1105 and I have held that the Tribunal made a decision on a matter beyond the scope of the submission to arbitration when it made this finding).

(b) Excess Damage Claim

[113] Metalclad asserted in the arbitration that it had invested $20.5 million in the landfill project. This amount included all expenses which it had incurred in connection with all of its projects in Mexico from 1991 through 1996. The Tribunal rejected two aspects of these claimed expenses. It first rejected the expenses incurred in 1991 and 1992, prior to Metalclad's acquisition of COTERIN, as being too remote. Second, the Tribunal rejected the application of a concept called bundling, which involves the allocation against one project of the aggregate of expenses for a series of related projects. In the result, the Tribunal only accepted the expenses which were directly related to the landfill facility at the Site.

[114] In my opinion, the decision of the Paris Court of Appeal in the European Gas Turbines case is distinguishable from the present case. In European Gas Turbines, a fraudulent claim of expenses was accepted by the arbitral tribunal and included in its award. The award was partially set aside when fresh evidence disclosed the fraud. It was appropriate to partially set aside the award insofar as it was based on the fraudulent accounts because the award was in conflict with public policy to the extent that it encompassed the fraudulent expenses. In the present case, the excessive claim was not accepted by the Tribunal and it is my view that the Award is not in conflict with the public policy in British Columbia.

[115] It is important to note that in the European Gas Turbines decision, the Paris Court of Appeal did not rely on the fraud to set aside the award in its intirety. It only set aside the portion of the award that was based on the fraudulent claim. In the present case, the Award does not include any damages based on the expenses which Mexico asserts were fraudulently claimed.

[116] Counsel for Mexico submits that it should make no difference that Metalclad's deception attempt was discovered before the Tribunal issued the Award. I do not read s. 34(2)(b)(ii) of the International CAA to mean that arbitral awards should be set aside in their entirety whenever it is shown that there was a deception which was not relied upon by the arbitral tribunal in making its award.

[117] In addition, I am not satisfied that the overstatement of the expenses was a deliberate attempt to deceive the Tribunal. The total amount of Metalclad's expenses for its unsuccessful projects in Mexico was $20.5 million and it is debatable from an accounting point of view whether the capital costs of various related projects may be allocated to one of the projects. There was an arguable basis for claiming the full $20.5 million expended by Metalclad in Mexico. On my review of the relevant evidence, I am not persuaded that Metalclad claimed expenses which it knew it had no legal justification to receive. While Metalclad was aggressive in its claim for damages, I am not satisfied that it was fraudulent.

(c) Conclusion

[118] It has not been established that there were any improper acts on behalf of Metalclad which put the Award in conflict with the public policy in British Columbia.

FAILURE TO ADDRESS ALL QUESTIONS

[119] The final basis on which Mexico seeks to set aside the Award (other than errors in the interpretation of Articles 1105 and 1110 which are questions of law that are not reviewable under the International CAA) is that the Tribunal failed to answer all questions raised by it which could have affected the result. Counsel for Mexico maintains that the failure of the Tribunal to answer all such questions included the following:

    (a) the failure of the Tribunal to deal with numerous questions related to the finding by the Tribunal of a breach of Article 1105;
    (b) the failure of the Tribunal to address the question of whether Metalclad acted in bad faith in bringing the claim;
    (c) the failure of the Tribunal to deal with deceptions in Metalclad's memorial when it asserted that it did not become aware of the need for a municipal construction permit until December 1995 and when it asserted that it had expended $20.5 million in connection with the landfill facility at the Site; and
    (d) the failure of the Tribunal to set out the precise manner in which it calculated the damages to which Metalclad was entitled, including the failure to address the evidence that the value of COTERIN's assets was declared by Metalclad in 1996 for tax purposes to be only $136,339.

[120] Counsel for Mexico relies for this ground on three decisions of ad hoc annulment committees reviewing arbitral awards made pursuant to the ICSID Convention, Klockner v. Cameroon (3 May 1985), 2 ICSID Reports 95, Amco v. Indonesia (16 May 1986), 1 ICSID Reports 508, and MINE v. Guinea (22 December 1989) 4 ICSID Reports 79. These decisions are said to stand for the proposition that an arbitral award should be set aside if it does not address all arguments made by the parties which would have changed the outcome of the award if the arguments had been accepted. Article 53(1) of the ICSID Additional Facility Rules reads as follows:

  The award shall be made in writing, shall deal with every question submitted to the Tribunal and shall state the reasons upon which it is based. Counsel points out that Article 53(1) is equivalent to the relevant
Article in the ICSID Convention (Article 48) and submits that, as a result, these decisions are applicable to this case.

[121] To the extent that these three decisions of the annulment committees have interpreted the phrase "every question submitted to the Tribunal" to mean "every argument made to the Tribunal which could have changed the outcome of the award", it is my opinion that the interpretation is overly broad. When there is a submission to arbitration, there are questions or basic issues which the arbitral tribunal is asked to answer, and this is the type of question to which Article 53 refers. For instance, Article 1119 of the NAFTA requires that a notice of intention to submit a claim to arbitration specify, among other things, the issues and factual basis for the claim. Article 3 of the Additional Facility Rules requires that a notice of arbitration contain information concerning the issues in dispute and an indication of the amount involved.

[122] The tribunal must answer the questions that have been submitted to it and give its reasons for its answers. In other words, the tribunal must deal fully with the dispute between the parties and give reasons for its decision. It is not reasonable to require the tribunal to answer each and every argument which is made in connection with the questions which the tribunal must decide. In the present case, the questions submitted to the Tribunal were essentially whether Article 1105 or Article 1110 had been breached and, if so, what measure of damages would compensate Metalclad for the breach or breaches. The Tribunal answered these questions and gave reasons for its answers in the Award. In answering the questions, the Tribunal explicitly or implicitly dealt with each argument that had been made.

[123] Article 49 is the only other Article in the Additional Facility Rules which refers to "questions submitted" to a tribunal (there is an Article which refers to questions of procedure and another Article which refers to questions which the tribunal has omitted to answer). Article 49 provides that if a party fails to appear or to present its case at any stage of the proceeding, the other party may request the tribunal to deal with the questions submitted to it and to render an award. If a "question" were to be interpreted as the equivalent of an "argument", one would think that a word different from "question" would have been used in Article 49 because the circumstances contemplated by Article 49 could well arise before the arguments by both of the parties had been made.

[124] These three decisions of annulment committees have not been universally accepted. In commenting on the decisions in Commentary on the ICSID Convention: Article 52 (Fall 1998), ICSID Review: Foreign Investment Law Journal, Vol. 13, No. 2, Professor Schreuer pointed out (at p. 529) that the first two of these decisions have attracted severe criticism for crossing the line between annulment and appeal by re-examining the merits of the cases. Professor Schreuer also set out the conflicting policy considerations:

  There are two potentially conflicting principles at work in the review process. One is the principle of finality; the other is the principle of correctness. Finality is designed to serve the purpose of efficiency in terms of an expeditious and economical settlement of disputes. Correctness may be an elusive goal that takes time and effort and may involve several layers of control, a phenomenon that is well known from domestic court procedure. In international arbitration the principle of finality is often seen to take precedence over the principle of correctness. The desire to see a dispute settled is regarded as more important than the substantive correctness of the decision. (pp. 520-1)

[125] Although Article 53(1) of the Additional Facility Rules is essentially identical to the corresponding Article of the ICSID Convention (Article 48(3)), there is a significant difference between the two sets of rules. The normal method of challenging an award arising from an arbitration which is not governed by the ICSID Convention is through the national courts and the grounds for setting aside the award are typically set out in legislation (in the present case, the International CAA). By contrast, the ISCID Convention contains a mechanism for review of arbitral awards by ad hoc annulment committees. The grounds for annulling awards are set out in Article 52(1) of the ISCID Convention, two of which are as follows:

    (d) that there has been a serious departure from a fundamental rule of procedure; or
    (e) that the award has failed to state the reasons on which it is based. The annulment committee in Klockner stated that reference must be made to both of clauses (d) and (e) of Article 52(1) when addressing a failure to deal with questions submitted to the tribunal. In MINE, the annulment committee pointed out that while clause (e) of Article 52(1) only deals with the requirement of Article 48(3) to state reasons, a failure to deal with every question submitted to the tribunal may also constitute a failure to state reasons.

[126] Hence, there is a specific provision in the ICSID Convention for annulling an arbitral award when a failure to deal with every question submitted to the tribunal constitutes a failure to state reasons. On the other hand, the only potential basis for setting aside an arbitral award under the International CAA for failure to deal with all questions is s. 34(2)(a)(v) ("the arbitral procedure was not in accordance with the agreement of the parties").

[127] The importance of the distinction is illustrated in a decision of this Court, Food Services of America Inc. v. Pan Pacific Specialities Ltd.
(1997), 32 B.C.L.R. (3d) 225. The principal issue in that case was whether an international arbitral award should be enforced in British Columbia when the arbitrators failed to deliver reasons for their award. Such a failure would clearly be a ground for annulling the award under Article 52(1)(e) of the ICSID Convention. Section 36 of the International CAA sets out the grounds for the court to refuse enforcement of an international award. Clause 36(1)(a)(v) sets out the same ground as is contained in s. 34(2)(a)(v); namely, the arbitral procedure was not in accordance with the agreement of the parties.

[128] Drossos J. first held that the parties had waived their right to oppose enforcement of the award under s. 36. In the alternative, he also held that the award should be enforced despite the failure of the arbitrators to give reasons as required by the applicable rules (the International Arbitration Rules). His reasoning was as follows:

  The respondent relies on the argument of the parties to have their claims determined by an arbitration which is in accordance with the Rules. The plain meaning of this is that the arbitration itself, that is the hearing and the process of deciding the matter, be in accord with the Rules. The issuing of reasons after the fact is not part of the arbitration itself. Further, s. 36(1)(a)(v) provides a basis for opposition to enforcement when the arbitral procedure did not accord with the parties' agreement. In this case, the procedure of the arbitration is not in question, it was in accord with the parties' agreement. Even if the failure to give reasons were considered part of the arbitral procedure, the failure does not bring into question the fairness of the hearing or of the decision making process and is, therefore, not sufficiently serious to violate the parties' agreement to have an arbitration in accord with the Rules. The respondent has failed to bring itself under s. 36 to warrant the court exercising its discretion to refuse enforcement on this basis. (p. 232)

[129] I have reservations about the correctness of the conclusion of Drossos J. that the giving of reasons is not part of the arbitral procedure when the rules of procedure governing the arbitration stipulate that reasons are to be given. However, in the absence of an express ground of annulment in the terms of Article 52(1)(e) of the ICSID Convention, I agree with Drossos J. that the seriousness of the defect in the arbitral procedure should be considered when this Court is deciding whether to exercise its discretion to either set aside an award under s. 34 or refuse to enforce an award under s. 36. Like s. 36(1), s. 34(2) is permissive in nature because it states that an arbitral award may be set aside if one of the conditions contained in clauses (a) or (b) is met.

[130] In this regard, I comment as follows on the questions which Mexico maintains should have been answered by the Tribunal:

    (a) the questions related to Article 1105 are academic in view of my conclusion that the Tribunal decided on a matter outside the scope of the submission to arbitration when it found a breach of Article 1105;
    (b) the Tribunal effectively found that Metalclad had acted in good faith when it relied on the representations of the federal authorities;
    (c) the alleged deceptions did not affect the Award; and
    (d) the Tribunal did give general reasons for its method of calculating the damages and it implicitly rejected Mexico's submission that the damages should be based on the declared tax value of COTERIN's assets.

In my view, the Tribunal adequately dealt with the principal issues before it and the failure of the Tribunal to explicitly deal with all of Mexico's arguments is not sufficiently serious to justify the exercise of this Court's discretion to set aside the Award.

[131] Even if one were to interpret the word "question" in Article 53(1) of the Additional Facility Rules as broadly as counsel for Mexico submits, there is another reason why I would not exercise my discretion to set aside the Award. The reason is that there was an arbitral procedure available to remedy the procedural error of which Mexico complains.
Article 58 of the Additional Facility Rules provides that within 45 days of the date of an award, either party may request the tribunal to decide any question which it had omitted to decide in the award. It was open to Mexico to have requested the Tribunal to answer the arguments which it now complains that the Tribunal did not answer. In these circumstances, I decline to exercise my discretion to set aside the Award for the failure of the Tribunal to answer these arguments.

[132] Counsel for Mexico submits that it was not necessary to make a request under Article 58 for the Tribunal to decide questions which it omitted to answer. Counsel relies on the decision in Amco v. Indonesia where it was held that the party seeking annulment of an award does not have to first make a request of the tribunal to answer questions it omitted to answer under a provision similar to Article 58. The rationale was that the full or partial annihilation of the reasoning and conclusion of an award is the task which the ICSID Convention allots to ad hoc annulment committees, and not to the tribunal which rendered the award. This rationale may properly apply under the ICSID Convention, which contains a process for the review of awards and which includes a failure to give reasons as a specific ground of annulment. However, in my view, it does not apply within the framework of the Additional Facility Rules and the International CAA. There is a mechanism within the Additional Facility Rules to remedy an alleged failure of the tribunal to answer all questions submitted to it. There should be recourse to that mechanism before going outside of the ICSID Additional Facility Rules and asking a court to set aside the award on the basis of a failure to follow the proper arbitral procedure.

CONCLUSION

[133] In order to have this Court set aside the Award in its entirety, Mexico was required to successfully establish that all three of the Tribunal's findings of breaches of Articles 1105 and 1110 of the NAFTA involved decisions beyond the scope of the submission to arbitration or that the Award should be set aside in view of Metalclad's allegedly improper acts or the Tribunal's alleged failure to answer all questions submitted to it. Although Mexico succeeded in challenging the first two of the Tribunal's findings of breaches of Articles 1105 and 1110, it was not successful on the remaining points. Accordingly, the Award should not be set aside in its entirety.

[134] Nevertheless, the Award should be partially set aside. In calculating the damages to be paid by Mexico, the Tribunal included interest at the rate of 6% compounded annually from December 5, 1995 (the date on which the Municipality denied Metalclad's application for a construction permit) until 45 days after the issuance of the Award. The date of December 5, 1995 was selected by the Tribunal on the basis of its finding of the first two breaches of Articles 1105 and 1110, and I have held that the Tribunal made decisions on matters beyond the scope of the submission to arbitration with respect to its findings of the first two breaches. The finding of a breach in respect of which there is no basis to set it aside is the breach of Article 1110 by the expropriation of the Site through the issuance of the Ecological Decree without payment of compensation. The Ecological Decree was issued on September 20, 1997.

[135] The result is that the amount of compensation ordered to be paid by Mexico to Metalclad includes interest from December 5, 1995 to September 20, 1997 (plus the compounding effects thereafter). As I would have set aside the Award in its entirety if it had been based solely on the first two of the Tribunal's findings of breaches of the NAFTA, the Award should be set aside insofar as it includes interest which flows only from those two findings. Therefore, I set the Award aside to the extent that it includes interest prior to September 20, 1997 (and any consequential compounding effects). If the parties are unable to agree on the interest re-calculation, the matter is remitted back to the Tribunal.

[136] Although I have concluded that the Tribunal made decisions on matters outside the scope of the submission to arbitration when it found the first two breaches of Articles 1105 and 1110, I should not be taken as holding that there was no breach of Article 1105 and no breach of Article 1110 until the issuance of the Ecological Decree. The function of this Court is limited to setting aside arbitral awards if the criteria set out in s. 34 of the International CAA are shown to exist. I express no opinion on whether there was a breach of Article 1105 or a breach of Article 1110 prior to the issuance of the Decree on grounds other than those relied upon by the Tribunal. If Metalclad wishes to pursue the portion of the interest contained in the Award which I have set aside, by establishing a breach of Article 1105 or Article 1110 prior to the issuance of the Decree without regard to the concept of transparency, the matter is remitted to the Tribunal.

[137] Despite the fact Mexico was successful in establishing that two of the Tribunal's findings of breaches of the NAFTA involved decisions on matters beyond the scope of the submission to arbitration, Metalclad carried the day in resisting Mexico's application to have the Award set aside in its entirety. However, the partial success of Mexico did lead to the Award being set aside to the extent that it included interest prior to September 20, 1997. In these circumstances, I grant Metalclad 75% of its costs of this proceeding.


                             "D.F. Tysoe, J."
                  The Honourable Mr. Justice D.F. Tysoe